UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No.  __)

DYNAVAX TECHNOLOGIES CORPORATION
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

268158102
(CUSIP Number)

October 28, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[  ]           Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.  Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.   268158102

1	Names of Reporting Persons. Camber Capital Management LLC I.R.S. Identification Nos. of above persons (entities only) 42-1693587
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) X
3	SEC Use Only
4	Citizenship or Place of Organization. Camber Capital Management LLC -- Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Camber Capital Management LLC - 0 shares
6 Shared Voting Power Camber Capital Management LLC – 4,752,056 shares Refer to Item 4 below.
7 Sole Dispositive Power Camber Capital Management LLC - 0 shares
8 Shared Dispositive Power Camber Capital Management LLC – 4,752,056 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person Camber Capital Management LLC- 4,752,056 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] Not applicable.
11	Percent of Class Represented by Amount in Row (9) Camber Capital Management LLC –4.1% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Camber Capital Management LLC - 00 (Limited Liability Company)

CUSIP No. 268158102

1	Names of Reporting Persons. Stephen DuBois I.R.S. Identification Nos. of above persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) X
3	SEC Use Only
4	Citizenship or Place of Organization. Stephen DuBois – United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Stephen DuBois - 0 shares
6 Shared Voting Power Stephen DuBois - 4,752,056 shares Refer to Item 4 below.
7 Sole Dispositive Power Stephen DuBois - 0 shares
8 Shared Dispositive Power Stephen DuBois - 4,752,056 shares Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person Stephen DuBois - 4,752,056 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Not applicable.
11	Percent of Class Represented by Amount in Row (9) Stephen DuBois – 4.1% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) Stephen DuBois-IN

CUSIP No. 268158102

Item 1.

(a)	Name of Issuer
Dynavax Technologies Corporation
(b)	Address of Issuer’s Principal Executive Offices
2929 7th Street, Suite 100 Berkeley, CA 94710-2753

Item 2.

(a)	Name of Person Filing
Camber Capital Management LLC
(b)	Address of Principal Business Office or, if none, Residence
Camber Capital Management LLC Stephen DuBois 101 Huntington Ave. 25th Floor Boston, MA 02199
(c)	Citizenship
Camber Capital Management LLC – Massachusetts Stephen DuBois – United States
(d)	Title of Class of Securities
Common Shares, $0.001 par value (the “Common Shares”)
(e)	CUSIP Number
268158102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 268158102

(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J).
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned **
Camber Capital Management LLC – 4,752,056 shares Stephen DuBois – 4,752,056 shares
(b)	Percent of Class**
Camber Capital Management LLC – 4.1% Stephen DuBois – 4.1%
(c)	Number of shares as to which such person has:
(i) sole power to vote or to direct the vote **
Camber Capital Management LLC - 0 shares Stephen DuBois – 0 shares
(ii) shared power to vote or to direct the vote**
Camber Capital Management LLC – 4,752,056 shares Stephen DuBois -- 4,752,056 shares
(iii) Sole power to dispose or to direct the disposition of**
Camber Capital Management LLC - 0 shares Stephen DuBois – 0 shares

CUSIP No. 268158102

(iv)	shared power to dispose or to direct the disposition of**
Camber Capital Management LLC – 4,752,056 shares Stephen DuBois – 4,752,056 shares

** Shares reported herein for Camber Capital Management LLC (the “LLC”) represent Common Shares and Common Shares issuable upon the exercise of warrants beneficially owned and held of record by two private investment funds and two managed accounts for which the LLC serves as the investment manager. Shares reported herein for Mr. DuBois represent Common Shares and Common Shares issuable upon the exercise of warrants beneficially owned and held of record by the same two private investment funds and two managed accounts for which the LLC serves as the investment manager.  Mr. DuBois is the managing member of the LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 268158102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              November 8, 2010

CAMBER CAPITAL MANAGEMENT LLC

By:  /s/Sean George
Sean George
Chief Financial Officer

STEPHEN DUBOIS

By:  /s/Stephen DuBois
       Stephen DuBois, individually

Exhibit 1

JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of November 8, 2010, is by and between Camber Capital Management LLC, a Massachusetts limited liability company, and Stephen DuBois, an individual (the foregoing are collectively referred to herein as the “Filers”).

Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to Common Shares, $0.001 par value, of Dynavax Technologies Corporation beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

CAMBER CAPITAL MANAGEMENT LLC

By:  /s/Sean George
Sean George
Chief Financial Officer

STEPHEN DUBOIS

By:  /s/Stephen DuBois
        Stephen DuBois, individually